P.O. Box 87 Denver, Colorado 80201 (800) 955-9988 (303) 534-5627

January 18, 2024

Via E-MAIL AND EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re:	Comment/Response Letter for the Annual Report of Shelton Funds (File No. 811-04417) (the “Registrant”) dated August 31, 2022, as filed with the SEC on November 7, 2022 (Accession No. 0001387131-22-011144); and of the current Prospectus of the Registrant.

Dear Ms. Hamilton:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with you on September 28, 2022 and November 16, 2023 regarding the above-referenced Annual Report and Prospectus of various series funds (the “Funds”) of the Registrant.

1.	Comment: On page 6 of the Annual Report, with respect to the graphical representation of historical performance of the Institutional Shares of the Nasdaq-100 Index Fund, the graph should reflect the higher minimum investment of $10,000,000 for that class of shares. See Form N1-A Item 27(b)(7)(ii)(A) and Instruction 1(d).

Response: The Registrant confirms its understanding and will reflect this higher minimum investment for this share class in future Shareholder Reports.

2.	Comment: With respect to Note 2 on page 51 of the Annual Report, please confirm that for all expense reimbursements the recoupment period is limited to three years from the time expenses were waived or incurred and is limited to the lesser of 1) the expense cap in effect at the time of waiver, or 2) the expense cap in effect at the time of recoupment or recapture. See 2009 Investment Companies Industry Development Audit Risk Alert (ARA INBV.73) and AICPA Investment Companies Expert Panel Staff Update March 1, 2012.

Response: The Registrant confirms this understanding.

3.	Comment: Please clarify the language of Note 2 on page 52 of the Annual Report which states:

Shelton Funds adopted a Shareholder Services Plan (the “Services Plan”), whereby the K Shares of each Fund and the Direct Shares of the Nasdaq-100 Fund of the Shelton Funds pay RFS Partners, the Funds’ Distributor or other service providers, an annual rate of 0.25% of the average daily net assets of Class K Shares. Such amounts are compensation for providing certain services to clients owning K Shares, including processing purchase and redemption transactions, assisting in other administrative details and providing other information with respect to each Fund.

Response: The language will be revised in future Shareholder Reports to state (additions shown in italics for clarity):

Shelton Funds adopted a Shareholder Services Plan (the “Services Plan”), whereby the K Shares of each Fund and the Direct Shares of the Nasdaq-100 Fund of the Shelton Funds pay RFS Partners, the Funds’ Distributor or other service providers, an annual rate of 0.25% of the average daily net assets of ~~Class~~ K Shares or Direct Shares, as applicable. Such amounts are compensation for providing certain services to ~~clients~~ shareholders owning K Shares or Direct Shares, as applicable, including processing purchase and redemption transactions, assisting in other administrative details and providing other information with respect to each Fund.

4.	Comment: Please supplementally explain why in Note 4 on page 53 of the Annual Report the “Unit of Measurement” stated for Written Options Contracts is “Contracts” while the “Average” is expressed in dollars.

Response: The Registrant believes the “Unit of Measurement” stated for Written Option Contracts should have been “Dollars” and will use that term in future Shareholder Reports.

5.	Comment: Please supplementally explain why in the Prospectus the Fee Table for the Nasdaq-100 Index Fund includes under “Annual Operating Expenses” a separate line for “Shareholder Service fees” applicable to its Direct Shares and K Shares, whereas the Fee Tables for the other Funds with shareholder service fees do not include a separate line item for such fees.

Response: The Registrant conformed the presentation of Annual Operating Expenses to be consistent with the Nasdaq-100 Index Fund in the annual update to the Prospectus of the Funds, which occurred as of January 1, 2024.

6.	Comment: With respect to the Green California Tax-Free Income Fund, please explain why, given that “Green” is in the name of the Fund, in the Prospectus investments do not have to comply with a policy of having 80% of the Fund’s investments under normal market conditions invested in “green” industries.

Response: As of the date of the Prospectus of January 1, 2023, an 80% investment requirement with respect to the use of the term “Green” in the name of the Fund was not required by Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”). However, given the preferences expressed by the Staff, the Registrant has included a policy of investing 80% of the Fund’s investments under normal market conditions invested in “green” industries as defined by the Fund in the annual update to the Prospectus of the Funds, which occurred as of January 1, 2024. Specifically, the Registrant will add the following as the third and fourth sentences (in lieu of the current fourth sentence) under the heading “Principal Investment Strategies” on page 3 of the Prospectus, and likewise will add similar language to the strategy description on page 25 of the Prospectus:

Under normal market conditions, the Fund invests 80 percent of the net assets of the Fund (which includes the amount of any borrowings for investment purposes) in municipal bonds that meet environmental, social and governance screens that Shelton Capital Management evaluates as making such investments “green” investments for this purpose. In evaluating environmental, social and governance considerations, Shelton Capital Management uses criteria including, but not limited to, use of bond proceeds, expected environmental impact, the source of revenues for repayment, and the reputation of the issuer.

The Registrant understands that the recent amendments to the Names Rule may require additional changes to its disclosures with respect to the name of the Fund, and it will make such changes in a timely manner as required by the Names Rule.

7.	Comment: With respect to the S&P 500 Index Fund, the S&P MidCap Index Fund, the S&P SmallCap Index Fund, and the Nasdaq-100 Index Fund (collectively, the “Index Funds”), please supplementally explain why index tracking error is not a principal investment risk of such Funds.

Response: The Registrant added the following index tracking risk as a principal investment risk of such Funds in the annual update to the Prospectus of the Funds, which occurred as of January 1, 2024.

Tracking Error Risk. A Fund may be subject to tracking error, which is the divergence of the Fund’s performance from that of the Underlying Index. Tracking error may occur because of differences between the securities and other instruments held in the Fund’s portfolio and those included in the Underlying Index, pricing differences (including, as applicable, differences between a security’s price at the local market close and the Fund’s valuation of a security at the time of calculation of the Fund’s net asset value), differences in transaction costs incurred by the Fund, the Fund’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or other distributions, interest, the requirements to maintain pass-through tax treatment, portfolio transactions carried out to minimize the distribution of capital gains to shareholders, changes to the Underlying Index or the costs to the Fund of complying with various new or existing regulatory requirements. These risks may be heightened during times of increased market volatility or other unusual market conditions. In addition, tracking error may result because the Fund incurs fees and expenses, while the Underlying Index does not.

8.	Comment: With respect to the Registrant’s N-PORT filings for the Index Funds for the period ending August 31, 2022, Item B.4(b) has been marked “Yes” indicating the use of non-cash collateral for securities lending. However, there is no indication of non-cash collateral in the financial statements of the Index Funds in the Annual Report. Please supplementally explain, and if necessary file a correction to any erroneous N-PORT filings.

Response: Please see Note 6 on page 55 of the Annual Report which describes the use of the Mount Vernon Liquid Assets Portfolio, LLC, as the non-cash vehicle used for the investment of the collateral in the Trust’s securities lending program. However, after discussion with the Staff the Registrant agrees that the collateral as received is cash which is then immediately invested in the Vernon Liquid Assets Portfolio, LLC. The Registrant intends to amend its N-PORT filings accordingly.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Very truly yours,

/s/ Gregory T. Pusch
Gregory T. Pusch
General Counsel (Shelton Capital Management) and
CCO (SCM Trust and Shelton Capital Management)

cc:	Peter H. Schwartz, Esq. (Counsel to Shelton Funds) Davis Graham & Stubbs LLP

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